SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           PLM  International,  Inc.
                           -------------------------
                                (Name of Issuer)

                   Common  Stock,  par  value  $.01  per  share
                   --------------------------------------------
                         (Title of Class of Securities)

                                    69341L205
                                    ---------
                                 (CUSIP Number)

                                 James A. Coyne
                             MILPI Acquisition Corp.
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                    Phone: (203) 341-0515/Fax: (203) 341-9988

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January  7,  2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY  NOTE.

     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements Items 3 and 7 of the statement on Schedule 13D (the "Schedule 13D") filed on February 20, 2001 by MILPI Acquisition Corp. and its affiliates. This Amendment should be read in conjunction with the Schedule 13D.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Paragraph 1 of Item 3 is hereby amended by deleting the words "are obligated" in the third sentence and inserting the word "committed" in place thereof. Paragraph 1 is further amended by deleting the last three sentences thereof, beginning with the sentence "If the merger is consummated ... ".

The following is added  as  Paragraph  2  to  Item  3:

     MILPI Holdings has amended its operating agreement so that the additional funds necessary to complete the Merger will not be provided by AFG Investment Trusts A and B. Instead, AFG Investment Trusts C and D will provide the additional funds, with a portion of the funds being loaned to the two trusts by PLM. If the Merger is consummated, MILPI may be required to pay up to approximately an additional $4.4 million. The Merger is not conditioned upon MILPI entering into any financing arrangements. AFG Investment Trusts C and D have committed to provide MILPI's direct parent, MILPI Holdings, LLC, with the funding necessary for the completion of the Merger. MILPI Holdings, LLC, in turn has provided MILPI with such funds. Approximately 70% of these funds (or approximately $3.1 million) have been obtained from existing resources and internally generated funds of AFG Investment Trusts C and D, and approximately 30% of these funds (or approximately $1.3 million) have been obtained by means of a 364 day, unsecured loan from PLM to the two trusts. The loan will carry interest at LIBOR plus 200 basis points, provided, however, that the interest rate may not at any time be higher than 2% over the base rate from time to time announced by Fleet Bank of Massachusetts, N.A.

     The  following  is  added  as  Paragraph  3  to  Item  3:

     On January 7, 2002, PLM International, Inc. entered into separate promissory notes with each of AFG Investment Trust C and AFG Investment Trust D to borrow $719,759.69 and $589,105.37, respectively. The promissory notes mature on January 6, 2003. Attached hereto as Exhibits 99.1 and 99.2 are copies of the promissory notes.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

1. Promissory Note, dated as of January 7, 2002, between AFG Investment Trust C and PLM International, Inc.

2. Promissory Note, dated as of January 7, 2002, between AFG Investment Trust D and PLM International, Inc.

3.     Amendment  No.  2  dated as of January 7, 2002, to Operating Agreement of
MILPI Holdings, LLC dated as of December 13, 2000, by and among AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C and AFG Investment Trust D.

                                    SIGNATURE
     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Date:  January  7,  2002

MILPI  ACQUISITION  CORP.

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Vice  President  and  Secretary

MILPI  HOLDINGS,  LLC

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Member

AFG  INVESTMENT  TRUST  A,
     By:  AFG  ASIT  Corporation,  as  Managing  Trustee

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

AFG  INVESTMENT  TRUST  B,
     By:  AFG  ASIT  Corporation,  as  Managing  Trustee

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

AFG  INVESTMENT  TRUST  C,
     By:  AFG  ASIT  Corporation,  as  Managing  Trustee

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

AFG  INVESTMENT  TRUST  D,
     By:  AFG  ASIT  Corporation,  as  Managing  Trustee

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

AFG  ASIT  CORPORATION

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

EQUIS  II  CORPORATION

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
Title:  Senior  Vice  President

SEMELE  GROUP  INC.

By:     /s/  James  A.  Coyne
        ---------------------
Name:  James  A.  Coyne
     Title:   President  and  Chief  Operating  Officer

     /s/  James  A.  Coyne
     ---------------------
     James  A.  Coyne

     /s/  Gary  D.  Engle
     --------------------
     Gary  D.  Engle

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number   Exhibit Name                                           Location
-------  -----------------------------------------------------  --------------
99.1     Promissory Note, dated as of January 7, 2002, between  Filed herewith
         AFG Investment Trust C and PLM International, Inc.
99.2     Promissory Note, dated as of January 7, 2002, between  Filed herewith
         AFG Investment Trust D and PLM International, Inc.
         Amendment No. 2 dated as of January 7, 2002, to
         Operating Agreement of MILPI Holdings, LLC dated as
         of December 13, 2000, by and among AFG Investment
99.3     Trust A, AFG Investment Trust B, AFG Investment Trust  Filed herewith
         C and AFG Investment Trust D.